Exhibit 99.1

TSX & ASX: OYM, OTCQX: OLYMF, and Frankfurt: OP6

Press release  - for immediate distribution

I ACCEPT: FORMER FREEPORT-McMORAN COPPER & GOLD VP EXCITED BY BAU GOLDFIELD PROJECT - ASSUMES ROLE AS NEW CHIEF OPERATING OFFICER WITH OLYMPUS PACIFIC

Toronto, September 4, 2012 – Olympus Pacific Minerals Inc. (the "Company" or "Olympus").

Chief Executive Officer, John Seton is pleased to announce the appointment of Mr. Darin Lee as Chief Operating Officer (COO) of Olympus Pacific Minerals Inc.

John Seton said “Darin has the experience and drive to take Olympus to the next level of development at our Bau project, East Malaysia and to hone and improve production in Vietnam.”

Olympus’ gold production has steadily increased since the second quarter production announcement, (See Olympus press release dated August 1, 2012) resulting from improved ore grades and increased tonnage at the Vietnam plants. Mr. Lee’s preliminary assessment of the Company’s gold mining operations leads him to strongly believe that lower costs and improved efficiencies at the Phuoc Son and Bong Mieu mines are achievable.

Darin has successfully led mining operations with more than 2,000 employees and annual operating budgets in excess of $600 million. In addition, he has planned and carried out numerous expansion and technical projects with budgets of up to $900 million. Mr. Seton added, “Darin’s experience in northern Nevada will be indispensable as we progress with the Carlin style deposits at our Bau project.”

Upon accepting the position of COO with Olympus, Darin said, “I am honored, and thrilled to join this great team of people and together, work to building an efficient and profitable gold mining company.”

Darin Lee’s successful international career has taken him to almost every corner of the globe, most recently from 2010 to 2012 as Operations Director of Minera Panama SA, 80% owned by Inmet Mining, Toronto and 20% by a joint venture between LS-Nikko Copper and Korean Resources (KORES), where he was responsible for planning and mine development of the $6.2 billion Cobre Panama Copper project. Prior to that he spent 10 years as Vice President-Technical Services for Freeport-McMoRan based in Indonesia and later Phoenix, AZ.  Darin also worked for Echo Bay Minerals for 12 years finishing at the McCoy/Cove mine in Nevada as Operations Manager.

Darin holds a Bachelor of Science; Mineral Process Engineering from the University of Alberta (1987).

Olympus’ John Seton said, “The Board recognizes the importance of advancing its projects through exploration and production as quickly as possible, and believes the experience, ability, and commitment of its people will greatly enhance Olympus in achieving its goals.”

Olympus is a diversified gold production and exploration company with three core assets located in East Malaysia and Vietnam and an exploration project in the northern Philippines. The Company has two producing gold mines in central Vietnam, which generate operating cash with current production. The Bau Gold Field is currently in full feasibility with an established N1 43-101/JORC resource that’s expected to increase in the fourth quarter calendar year 2012 resulting from the Company’s current drilling program.

Olympus Pacific Minerals Inc.

John A.G. Seton,
Chief Executive Officer

For further information contact:
James W. Hamilton
Vice President
Investor Relations

Tel:           +1-416-572-2525
Tel:       +61 800 308 602 (Aus)
TF:           +1-888-902-5522
Fax:           +1-416-572-4202

www.olympuspacific.com
ir@olympuspacific.com